Alvotech Lux Holdings S.A.S.

9, Rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

February 4, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Franklin Wyman
Vanessa Robertson
Jessica Ansart
Jeffrey Gabor

Re:	Alvotech Lux Holdings S.A.S.

Registration Statement on Form F-4

Filed on December 20, 2021

File No. 333-261773

Ladies and Gentlemen:

On behalf of Alvotech Lux Holdings S.A.S. (the “Company”), we are providing this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 18, 2022 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) filed on December 20, 2021.

Concurrently with the submission of this response letter, the Company is filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in bold and italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form F-4 filed on December 20, 2021

Cover Page

1.	Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the PIPE Financing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on the cover page to note that none of the SPAC’s sponsor, directors, officers or their affiliates will participate in the PIPE Financing.

2.

We note your disclosure here that the Sponsor has agreed to, among other things, waive its anti-dilution rights with respect to its OACB Class B Ordinary Shares in connection with the consummation of the Business Combination. We also note a reference on page F-47 to an anti-dilution adjustment with respect to the OACB private placement warrants, which are also held by the Sponsor. Please clarify whether the sponsor also has anti-dilution rights with respect to its OACB private placement warrants and whether any financing affiliated with the business combination would trigger this anti-dilution adjustment for the benefit of the sponsor.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on the cover page to clarify that the Sponsor has anti-dilution rights with respect to its OACB Private Placement Warrants and that there is no proposed financing in connection with the Business Combination that would trigger an anti-dilution adjustment for the OACB Private Placement Warrants.

Questions and Answers about the Business Combination

What equity stake will current OACB shareholders and Alvotech Shareholders have in TopCo after the Closing, page 10

3.

We note that the table illustrating the ownership levels in TopCo excludes the impact of the shares underlying the TopCo warrants. Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 through 11 to include the impact of the shares underlying the TopCo warrants and clarify the sponsor and its affiliates’ total potential ownership in the combined company.

4.

Revise your disclosure here and throughout the prospectus to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a tabular presentation in relation to redemptions showing a range of redemption scenarios, including an interim redemption level in addition to the minimum and maximum interim redemption levels that you currently present.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 through 11 to present a tabular presentation of the range redemption scenarios and the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders.

5.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the tabular presentation referred to in the response to Comment 4 to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination.

What interests do OACB’s current officers and directors have in the Business Combination, page 12

6.

We note your disclosure here and on page 25 concerning the interests of the sponsor and OACB’s officers and directors in the business combination. Please expand your disclosure to quantify the aggregate dollar amount of what the sponsor, the company’s officers and directors or any of their affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor, OACB’s officers and directors or any of their respective affiliates are awaiting reimbursement. For example, we note your disclosure in a risk factor on page 112 stating that at the close of the business combination, the sponsor and OACB’s executive officers and directors, and any of their respective affiliates, will be reimbursed for out-of-pocket expenses.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 14, 32, 117,118, 146, 163 and 164 to quantify the aggregate dollar amount and describe the nature of what the sponsor and the Company’s officers and directors have at risk that depends on the completion of a business combination.

7.

Please also clarify in your discussion of the interests of the sponsor and OACB’s officers and directors whether the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14, 21, 117, 118, 163 and 164 to disclose that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

8.

We note your disclosure that certain affiliates of the sponsor have an ownership interest in the target company. Please provide that interest as an approximate dollar value based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 14, 32, 117, 146 and 163 accordingly.

9.

It appears that OACB’s articles of association waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and confirms that the potential conflict of interest relating to the waiver of the corporate opportunities’ doctrine in OACB’s articles of association did not impact OACB’s search for an acquisition target. OACB further confirms for the Staff that OACB was not prevented from reviewing any opportunities as a result of such waiver. The disclosure on page 292 of the Registration Statement has been revised in response to the Staff’s comment.

10.

We note your disclosure here and elsewhere throughout the prospectus, including on page 261, that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination beginning on page 143 to discuss the negotiation of this agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 13, 32, 117, 145 and 163 to note that no consideration was received in exchange for entering into the agreement and the disclosure on page 151 to summarize the background of the agreement between the SPAC and the shareholders to waive their respective redemption rights.

Do I have redemption rights, page 13

11.

We note your disclosure here that holders of public warrants do not have redemption rights with respect to such warrants in connection with the business combination. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 19 through 21 to quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

12.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the tabular presentation referred to in the response to Comment 3 to disclose the effective underwriting fee on a percentage basis for shares at each redemption level.

Risk Factors

Risks Related to OACB and the Business Combination, page 104

13.

Please include risk factor disclosure that highlights the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and has included disclosure on pages 15, 16, 119 and 120 to highlight the material risks to public warrant holders, clarify whether recent common stock trading prices exceed the threshold that would allow the Company to redeem public warrants and clearly explain the steps the Company will take to notify all shareholders of when the warrants become eligible for redemption.

14.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 113 to disclose the material risks to unaffiliated investors presented by taking the Company public through a merger rather than an underwritten offering.

Since Sponsor and OACB executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses, page 112

15.

Please revise this risk factor to more clearly state that because the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also highlight this risk in the Summary of the Proxy Statement/Prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14, 32, 118, 122, 146 and 164 to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

The Business Combination

The Background of the Business Combination, page 143

16.

Substantially revise the Background section to detail the negotiations concerning key aspects of the Business Combination and related transactions, including without limitation, the scope and valuation of the target’s business, the merger consideration, and the structure of the transaction (including the negotiation and marketing processes for the PIPE transaction). Each proposal (preliminary or otherwise) and counterproposal concerning a material transaction term made between April 9 and December 7 should be described and the proposing party identified. In this regard, we note that the Background section as written discusses in general terms the topical areas discussed by the parties during the eight month negotiations and some of the final terms they mutually agreed upon but does so without any indication of how those terms evolved during the course of the discussions/negotiations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 151 through 158.

17.	Please expand your disclosure on page 143 to describe how Alvotech was identified as a target and by whom.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 152.

18.

We note that Deutsche Bank Securities Inc. and Citibank Global Markets Inc. are serving as financial and capital markets advisors to you and also served as underwriters in the IPO and are eligible to receive deferred underwriting compensation. Please revise to disclose these conflicts of interest in the Summary and throughout your registration statement, as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 153.

19.

Please clarify whether any discussions took place with the target about the potential loss of clients in the near future or other events that may materially affect the target’s prospects or its financial projections for future performance of the business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that no specific discussions took place with the target regarding potential client loss or material deviations from its financial projections. OACB considered these topics in discussions surrounding valuation of the target. Regulatory approval for its near term products, which OACB viewed as the most significant factor affecting future projections, was then incorporated in the valuation.

20.

Please clarify whether there were any valuations or other material information about the SPAC, the target, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that all material valuations or other transaction information about OACB, Alvotech or the de-SPAC transaction provided to PIPE investors has been disclosed publicly. However, certain prospective and actual PIPE investors received certain more detailed non-public information about OACB, Alvotech and the proposed business combination. All such PIPE investors who received access to this additional non-public information were required to, and did in fact, execute a non-disclosure agreement in which they acknowledged that they would not purchase or sell (including hedging or short selling), directly or indirectly, OACB’s securities, publicly or privately. Such detailed non-public information was not provided to the OACB board of directors.

Notwithstanding the foregoing, the Company intends to ensure that all material information necessary for an investment decision and shareholder vote is included in the Registration Statement as of the time of its effectiveness.

21.

Please revise your disclosure to include any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any preexisting relationships between SPAC sponsors and additional investors.

Response: The Company acknowledges the Staff’s comment and respectfully advises the staff that no such discussions took place.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 152

22.

We note your disclosure that with respect to the transaction, Morgan Stanley and Credit Suisse were engaged as financial advisors to Alvotech and Deutsche Bank was engaged as a financial advisor and capital markets advisor to OACB. We also note your disclosure on page 144 that Citibank was also involved in discussions with the other three banks as early as May 11, 2021. Please expand your disclosure in the Background section to further describe the role of these financial advisors in the transaction. In particular, please disclose when each financial advisor was engaged and the level of diligence they performed in connection with the transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 152 through 158.

The Business Combination

Comparable Public Companies, page 152

23.	Please revise to explain the basis for including each of the comparable public companies shown or excluding any public companies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 164 and 165 accordingly. OACB’s management and board included Coherus, Biocon Biologics, Celltrion and Samsung Biopsis as comparable public companies because of their relatively significant participation in the biosimilar market. Although none of the Trading Comparable Companies is directly comparable to Alvotech, the companies included are publicly traded companies or subsidiaries of publicly traded companies with certain operational and financial characteristics, which, for purposes of this analysis, may be considered similar to certain operational or financial characteristics of Alvotech. OACB’s management selected companies in the pharmaceutical industry that may have a similar business profile (in that they developed and commercialized biosimilar products), marketed products or products in-development, infrastructure, manufacturing capabilities and/or commercial strategy. As the only pure-play biosimilar player, the Company believes no single company is directly comparable to Alvotech; however, the peers used in Alvotech’s analysis all have certain aspects of their business that are comparable to Alvotech’s. OACB’s management did not include certain other companies that are active in the biosimilar market, such as Amgen, Pfizer and Biogen, because their revenue contribution from biosimilar products compared to their other products is not significant.

24.

Please explain how you determined Alvotech’s “TAM--Current Pipeline” as based on reports provided by Evaluate Pharma and the following Alvotech growth projections as based on reports provided by CapIQ and Refinitiv: “2021-2025 Revenue CAGR,” “2025E Gross Margin” and “2025E Adj. EBITDA Margin.” If these reports were not used, explain how you determined these amounts. Revise your presentation accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it believes that the total addressable market for its pipeline can be quantified by the peak sales estimates of the reference product for each of its biosimilars, as its product(s) could be administered in place of the reference product or branded biologic. In order to arrive at the peak sales estimates, the Company referred to the Evaluate Pharma report, which aggregates reference products sales projections prepared by Wall Street analysts. The Company further refers to the description of its pipeline in the “Business of Alvotech” section on page 222 of the prospectus/proxy statement for a breakdown of the TAM per product candidate. Similarly, in order to assess “2021-2025 Revenue CAGR,” “2025E Gross Margin” and “2025E Adj. EBITDA Margin” for each comparable company, the Company referred to CapIQ and Refinitive reports, which aggregates such projections prepared by Wall Street analysts. The Company has revised its disclosure on page 165 accordingly to clarify that such reports only pertain to comparable companies, and not to Alvotech.

Certain Unaudited Alvotech Prospective Financial Information, page 154

25.

Please provide us an analysis by year demonstrating the growth in total Alvotech revenue from $30 to $60 million for FY 2021 to an amount greater than $800 million for FY 2025 and the improvement in Adjusted EBITDA from ($150) million to ($200) million for FY 2021 to an amount greater than $460 million for FY 2025 and revise your presentation accordingly. In this regard, quantify EBITDA and reconcile it to Adjusted EBITDA for each year. Also, provide us the following information.

•	Describe and quantify the key assumptions underlying these financial projections, how they were developed and the factors considered by OACB’s Board in concluding that they were reasonable.

•	Describe alternative financial projections that were considered and (if any) and the basis for their rejection.

•	Describe how these financial projections were used in your $2.3 billion valuation of Alvotech, as indicated on page 153.

•	Provide a breakdown of future revenue by commercialization partner and type of payment for each year during 2021-2025.

•	Provide a breakdown of Adjusted EBITDA by source for each year during 2021-2025.

•	Describe and quantify the key factors underlying significant year-to-year changes in revenues by partner and Adjusted EBITDA by source during 2021-2025.

Response: The Company acknowledges the Staff’s comment and would like to respectfully contextualize its industry and business for the Staff to help illuminate the highly sensitive nature of the requested disclosure.

In contrast with other forms of pharmaceutical development where a proven treatment may not exist, the biosimilar market is characterized by new products seeking to address existing/developed product markets. Biosimilars seek to create medically equivalent but more cost-effective alternatives to already proven reference biologic medicines as their patent exclusivity approaches expiration. As the biosimilar market is competitive, confidentiality around Alvotech’s strategic plans is critical to long-term positioning and success.

Disclosure of anticipated revenues or Adjusted EBITDA by commercial partner or source would reveal commercially sensitive information to both the manufacturers of originator products and potential competitors in the biosimilar space, years in advance of launch. Competitors could then (1) seek to prevent Alvotech’s portfolio development by legal action, as suggested by the existing litigation with AbbVie regarding the AVT02 product, and/or (2) undermine Alvotech and its partner’s ability to negotiate and commercialize product given the market visibility into expected sales and margins, or other highly sensitive commercial data. As a result, disclosure of the requested quantitative measures would result in irreparable harm to the business. Nevertheless, in response to the Staff’s comment, we have added detail regarding the framework and methodology used to create the forecast on pages 168 through 170. This detail will aid potential investors in better understanding and assessing the Company’s guidance for 2025.

The Company further respectfully advises the Staff in response to its question that the $2.3 billion valuation of Alvotech presented on page 165 is, as disclosed in footnote (6) to the table entitled “Comparable Public Companies” based solely on an illustrative share price of $10.00 (or, the share price at the time of OACB’s initial public offering) multiplied by the pro forma shares outstanding of 226 million and pro forma estimated net cash of $10 million as of November 15, 2021 (inclusive of $404 million of expected net proceeds from the transaction, assuming no redemptions).

26.

Please provide a list of your “strategic commercialization partnerships” with leading pharmaceutical companies, as discussed in the sixth bullet on page 156, and summarize key terms governing each partnership. In this regard, demonstrate how you determined their future remittances under these partnerships is expected to be “on average approximately 40% of in-market sales” and provide a milestone breakdown by partner and year for the $150 million received to date and the $950 million to be received in the future.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 170.

With respect to the partnerships and their terms, the Company respectfully refers to the additional disclosures on pages 219 through 222 in response to Staff Comment No. 32. Additionally, the Company respectfully advises the Staff that it described future remittances on page 170 of the Registration Statement as being “on average approximately 40%” not to provide an approximation of the total remittances across all of Alvotech’s partnership agreements, but instead to mean that under each of these agreements, the respective partner is obligated to make payments of either 40% or nearly 40% of in-market sales to Alvotech. The Company revised the disclosure on page 170 to clarify this.

27.

Please explain the likely impact on the future prospects of AVT02 resulting from the recent FDA deferral of approval, as discussed on page 230, and associated litigation initiated by AbbVie, as discussed on pages F-125 to F-127. Revise the third bullet on page 156 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 170.

28.

Please explain the qualitative and quantitative factors that you considered in establishing a 75% or higher probability of success for your clinical and pre-clinical programs and the related launch of 5 products in more than 50 markets by 2025. Revise the seventh bullet on page 156 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 170. The Company also respectfully advises the Staff that it believes Alvotech’s disclosed probability of success represents its approach to a risk adjusted forecast based on a program’s particular phase of development. Programs that are in early phase development are assigned a 75% probability of success (or POS), pre-clinical development phase receive 83%, clinical development phase receive 87% and dossier preparation and submission phase programs receive 97%.

Alvotech’s POS (Probability of Technical Success) assumptions are grounded in Alvotech’s approach in developing biosimilars and the experience and historical success of the corporate leadership team with respect to such products.

As a matter of policy, Alvotech follows a rigorous, stage-gate process to ensure the organization has confidence in the early development phase before advancing to the next stage. Unlike innovative pharmaceutical companies, Alvotech is developing biosimilars against an existing approved biologic medicine, which results in a development process that is less uncertain relative to originator biologics development processes. Alvotech is experienced in developing biosimilars with each of its host cell lines (CHO and SP2/0) and processes (Fed batch, perfusion), and believes it has the process science and analytical capabilities required to develop these manufacturing processes.

As it pertains to the pre-clinical development phase, Alvotech manufactures a near-final, state-of-the-art commercial process and product, manufactured at intended launch site, for all analytical and clinical studies to maintain comparability of the product through development. This near-final commercial manufacturing process is designed to deliver a highly similar product to the originator, as determined by analytical structure and function analysis, and is developed and implemented prior to initiation of clinical studies. This significantly reduces risk for further development as there are no process or site changes during clinical development.

During the clinical phase, to further reduce the risk of failure of a pharmacokinetic (PK) study, Alvotech employs the consideration of a Pilot PK study using the originator product when literature references are unavailable to give significant confidence of the PK characteristics of the originator. Alvotech believes the patient study is largely confirmatory and is unlikely to be a source of failure; if the structure, function, and PK characteristics are similar or equivalent between a potential biosimilar and originator, then there is no scientific reason that the safety, efficacy, or immunogenicity would be different. Additionally, the patient study is the least sensitive assessment to detect differences between the potential biosimilar and originator. Further, the patient studies are not “novel” and are designed based on extensive literature and functional experience; success of the study largely relies upon execution.

In the dossier preparation and submission phase, Alvotech seeks to gain regulatory alignment throughout the development lifecycle with all major markets (EMA, FDA, PMDA, CDE). As such, at time of submission, there is typically little uncertainty as to what Alvotech is providing and the agencies are expecting.

The Business Combination Agreement

Conditions to Closing the Business Combination, page 164

29.	Please clarify which conditions are subject to waiver.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 178 and 179 to identify the closing conditions that are not subject to waiver.

U.S. Federal Income Tax Considerations, page 176

30.

We note your disclosure that the transaction “generally should qualify as an F Reorganization” and that a U.S. Holder should not recognize any gain or loss. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19. Additionally, please also refer to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 concerning assumptions and opinions subject to uncertainty. In this regard, we note the disclosure that the transaction “generally should qualify as an F Reorganization.” If there is uncertainty regarding the tax treatment, counsel’s opinion should discuss the degree of uncertainty.

Response: The Company acknowledges the Staff’s comment and will file a tax opinion as Exhibit 8.1 by subsequent amendment.

Business of Alvotech

Third Party Suppliers and Manufacturers, page 201

31.

Please expand your disclosure to include a description of the sources and availability of your raw materials, including a description of whether prices of principal raw materials are volatile. Refer to Item 4.B.4. of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 216.

Commercial partnerships, page 202

32.

We note your disclosure here concerning your principal partners and partnerships by region. Please expand your disclosure to discuss the agreements in place with your partners, including all material provisions such as payment provisions, royalty provisions, term and termination provisions. To the extent you are substantially dependent on any such agreement, file the agreement as an exhibit. Alternatively, provide an analysis supporting your determination the agreements are not required to be filed pursuant to Item 601(b)(10)(B)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on pages 219 through 2022 regarding its partners.

However, the Company respectfully advises the Staff that it believes that, with the exception of its agreements with STADA and Teva, none of Alvotech’s partnership agreements is required to be filed as an exhibit to pursuant to Regulation S-K, Item 601(b)(10)(ii)(B) or otherwise. Although the Company believes that it is beneficial for investors to be informed of the general features of Alvotech’s commercial partnerships and distribution strategy, the Company respectfully advises the Staff that these are not material agreements under Item 601(b)(10) of Regulation S-K because (1) each of these agreements was entered into in the ordinary course of Alvotech’s business, and (2) Alvotech’s business is not substantially dependent on any of these agreements. Additionally, the Company respectfully advises the Staff that the disclosure with respect to Fuji Pharma, a related party, has been expanded to capture multiple contracts, term sheets and amendments. Nevertheless, the Company does not believe that Alvotech’s business is substantially dependent on its relationship with Fuji Pharma.

As indicated in the disclosure, Alvotech has contracted with 17 partners to sell, market, and distribute its products in certain agreed upon territories. While Alvotech hopes to derive significant revenue from each of the existing partnership agreements, the Company does not believe Alvotech’s business substantially depends on any of these partnerships. If any of the partnership agreements were not entered into or were terminated for any reason, the Company believes Alvotech would still be able to distribute its products in the markets covered by the remaining partnerships. Moreover, for the markets where Alvotech would not or no longer have a partnership agreement, the Company believes Alvotech would be able to enter into one or more new partnership agreements with one or more new or existing partners.

In contrast, the Company believes that Alvotech is substantially dependent on its partnership agreements with STADA and Teva. The partnership agreements with STADA and Teva cover the European and U.S. market, which the Company believes to be significantly larger than the markets covered by the other partnership agreements. Because of the expected size of the European and U.S. markets for Alvotech’s products covered by the partnership agreements, the Company believes Alvotech is only substantially dependent on the partnership agreements with STADA and Teva.

33.

We note your disclosure on pages 149 and 197 that you also have a strategic commercial partnership with Yangzte River Pharmaceutical Group in China. To the extent that this is a material partnership to your business, please discuss any agreement you have in place, including all material provisions such as payment provisions, royalty provisions, term and termination provisions. Please also file the agreement as an exhibit or explain to us why it is not required to be filed.

Response: The Company acknowledges the Staff’s comment and added additional disclosures with respect to Alvotech’s partnership agreement with Yangtze River Pharmaceutical (Group) Co. Ltd. in the Business Section of the prospectus on page 221.

However, the Company respectfully advises the Staff that it believes that, with the exception of its agreements with STADA and Teva, none of Alvotech’s partnership agreements is required to be filed as an exhibit to pursuant to Regulation S-K, Item 601(b)(10)(ii)(B) or otherwise. Although the Company believes that it is beneficial for investors to be informed of the general features of Alvotech’s commercial partnerships and distribution strategy, the Company respectfully advises the Staff that the agreement with Yangtze River Pharmaceutical (Group) Co. Ltd is not a material agreement under Item 601(b)(10) of Regulation S-K because (1) the agreement was entered into in the ordinary course of Alvotech’s business, and (2) Alvotech’s business is not substantially dependent on any of these agreement. Although the Company believes that it is beneficial for investors to be informed of Alvotech’s partnerships, the Company respectfully advises the Staff that Alvotech’s business is not substantially dependent on any individual partnership or agreement, other than the partnerships with STADA and Teva.

As indicated in the disclosure, Alvotech has contracted with 17 partners to sell, market, and distribute its products in certain agreed upon territories. While Alvotech hopes to derive significant revenue from each of the existing partnership agreements, the Company does not believe Alvotech’s business substantially depends on any of these partnerships. If any of the partnership agreements were not entered into or were terminated for any reason, the Company believes Alvotech would still be able to distribute its products in the markets covered by the remaining partnerships. Moreover, for the markets where Alvotech would not or no longer have a partnership agreement, the Company believes Alvotech would be able to enter into one or more new partnership agreements with one or more new or existing partners. Particularly with respect to the agreement with Yangtze River Pharmaceutical (Group) Co. Ltd., which covers eight products within the Chinese market, the Company believes that if this agreement were to be terminated, Alvotech would still be able to commercialize and distribute its products the Chinese market through other partners or distribution channels.

Our Pipeline, page 204

34.

Please revise your disclosure here to include the material assumptions underlying your market estimate for each of your seven programs as shown in the graphic on page 205 and the risks associated with these assumptions. Please also provide your materiality analysis for why you have included your undisclosed programs, AVT16 and AVT33, as part of this overall market estimate, given their early phase development.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that biologics and biosimilars companies do not, as a matter of general practice, disclose projections for specific products beyond providing a total market estimate for the respective products. The Company believes that further disclosure that details market estimate assumptions and risks associated with such assumptions for each of the seven programs would go beyond industry practices and reveal too much information on Alvotech’s anticipated commercialization strategy, and therefore be commercially disadvantageous to the Company.

As currently included in the Registration Statement, the Company’s market estimates for each of the eight programs are based on peak sales results for each of the respective originator products, according to Evaluate Pharma’s reports. Evaluate Pharma is a reputable independent market researcher which compiles, among others, sales results for existing biologics products, including products such as Humira, Stelara and the other programs in the Company’s pipeline. The Company has not commissioned Evaluate Pharma to produce the reports on which the Company’s market estimates are based and the reports are publicly available.

The Company further advises the Staff that it has included AVT16 and AVT33, the two undisclosed products, in Alvotech’s pipeline, as part of its overall market estimate, despite the two products being in early phase development, because Alvotech has entered and expects to enter into future commercial partnerships with respect to these two programs, which the Company expects will generate milestone payments. The Company expects significant R&D expenses for these product candidates in the future, but assumptions underlying the prospective financial information does not include product revenue associated with these products. In addition, the Company further advises the Staff that it believes untimely disclosure of these future product candidates would reveal commercially sensitive information that would, if disclosed, be commercially harmful to the Company and place it at a competitive disadvantage.

Our Programs, page 205

35.

In your discussion of the preclinical and clinical development of your material programs, please revise your disclosure to specify the following information with respect to the trials that you have conducted, are currently conducting or plan to conduct:

•	the indication;

•	the number of participants in the trial;

•	the primary and secondary endpoints as well as the results as they relate to those endpoints;

•	any statistical analysis performed; and

•	the occurrence of any serious adverse events.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 223 through 227 with respect to its studies for the biosimilar products for Humira (AVT02) and Stelara (AVT04) that have already been publicly disclosed, and its expectations around studies for its biosimilar products for Eylea (AVT06) and Xgeva/Prolia (AVT03), which have not yet started.

With respect to the other product candidates, the Company respectfully submits that these product candidates are still in the pre-clinical development phase and that the requested information is therefore not yet available.

AVT02, our high-concentration biosimilar to Humira, page 206

36.	Please update this graphic such that all text, including that contained in the legend is clearly legible.

Response: The Company acknowledges the Staff’s comment and has revised the graphic and legend on page 224.

Material Agreements, Partnerships and Suppliers, page 208

37.

We note your discussion of your various licensing, development and supply agreements with STADA and Teva. We also note your disclosure beginning on page 253 concerning various agreements you have in place with Alvogen and Adalvo, Lotus Pharmaceuticals and Fuji Pharma. Please expand your disclosure to ensure that you describe the material terms of each agreement including, as applicable:

•	the nature and scope of any intellectual property transferred;

•	each parties’ rights and obligations;

•	quantification of all up-front or execution payments received or paid to date;

•	aggregate amounts paid or received to date under the agreement;

•	aggregate amounts of all potential development, regulatory and commercial milestone payments;

•	quantification of the royalty rate, or a range no greater than 10 percentage points per tier;

•	disclosure of the duration of the agreement and when royalty provisions expire; and

•	disclosure of termination provisions.

To the extent you are substantially dependent on any agreement, file the agreement as an exhibit. Alternatively, provide an analysis supporting your determination the agreements are not required to be filed pursuant to Item 601(b)(10)(B)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 227 through 229 and pages 274 through 275.

The Company has filed its various agreements with STADA and Teva as Exhibits 10.1 through 10.16 with the Registration Statement and will file the Amended and Restated Services Agreement with Alvogen by amendment as Exhibit 10.17. The Company has filed the Product Rights Agreement with Alvogen, and the amendment thereto, as Exhibits 10.25 and 10.26 with Amendment No. 1. However, the Company respectfully advises the Staff that it believes that the agreements with Adalvo, Lotus Pharmaceuticals and Fuji Pharma are not required to be filed as an exhibit to pursuant to Regulation S-K, Item 601(b)(10)(ii)(B) or otherwise. The Company further advises the Staff that the other agreements are not material agreements under Item 601(b)(10) of Regulation S-K because (1) each of these agreements was entered into in the ordinary course of Alvotech’s business, and (2) Alvotech’s business is not substantially dependent on any of these agreements. The Company believes that Alvotech’s business is not substantially dependent on any individual partnership or agreement, other than the partnerships with STADA and Teva.

Under the Lotus Supply and Distribution Agreements, Alvotech is responsible for manufacturing the product and Lotus is responsible for distributing, marketing and commercializing the one product (Adalimumab) in certain Asian markets, excluding Japan. Under the agreements with Fuji Pharma, Fuji Pharma will have the exclusive rights to market, distribute and sell four products in Japan. While Alvotech hopes to derive significant revenue from these agreements, the Company does not believe Alvotech’s business substantially depends on the sales of these products in these markets. If any of the partnership agreements were not entered into or were terminated for any reason, the Company believes Alvotech would still be able to distribute its products in the markets covered by the remaining partnerships. Moreover, for the markets where Alvotech would not or no longer have a partnership agreement, the Company believes Alvotech would be able to enter into one or more new partnership agreements with one or more new or existing partners.

Under the Adalvo Services Agreement, Adalvo is responsible for providing supply chain management, portfolio and market intelligence research, regulatory, publishing and legal services to Alvotech. The Company does not believe Alvotech’s business substantially depends on this agreement. If the agreement were not entered into or were terminated for any reason, the Company believes Alvotech could transition to one or more alternative providers for these services on commercially reasonable terms or would be able to perform these functions internally. While transitioning the services could potentially be disruptive for a short period, the Company believes such an occurrence would not cause substantial harm to Alvotech’s business or results of operations over the longer term.

As a result, the Company does not believe is the agreements are material within the meaning of Item 601(b)(10)(B)(ii) of Regulation S-K.

China Joint Venture, page 209

38.

We note your disclosure here as well as in a risk factor on page 64 concerning your joint venture in China with Changchun High & New Technology Industries (Group) Inc. Please expand your disclosure here to discuss the joint venture agreement in greater detail, providing all material provisions such as each party’s rights and obligations, payment provisions, royalty provisions, term and termination provisions. To the extent you are substantially dependent on this agreement, file the agreement as an exhibit. Alternatively, provide an analysis supporting your determination the agreements are not required to be filed pursuant to Item 601(b)(10)(B)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 229.

However, the Company respectfully advises the Staff that it believes that it is not required to file the joint venture agreement as an exhibit to pursuant to Regulation S-K, Item 601(b)(10)(ii)(B), or otherwise. Although the Company believes that it is beneficial for investors to be informed of the joint venture and Alvotech’s other partnerships, the Company respectfully advises the Staff that Alvotech’s business is not substantially dependent on any individual partnership or agreement, other than the partnerships with STADA and Teva.

The purpose of the Joint Venture is to research, develop, manufacture and sell biosimilar products in China. However, the Company does not expect Alvotech to be substantially dependent on the Chinese market for the sales of its products. If the joint venture agreement with the Joint Venture Partner were not entered into or were terminated for any reason, the Company believes Alvotech would still be able to distribute its products in other markets. Moreover, the Company believes Alvotech would be able to enter into one or more new partnership or joint venture agreements with one or more new partners in China, if needed. The Company further respectfully submits that Alvotech would be able to take over or continue the research, developing and manufacturing activities contemplated by the joint venture in its other facilities, such as in Reykjavik, Iceland, or to enter into agreements with other organizations or contractors. As a result, the Company does not believe is the agreements are material within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

Intellectual Property, page 210

39.

Please expand your disclosure to provide a description of your patent portfolio. For each material patent and patent application, please disclose the specific product(s) to which such patent or patent application relates, whether the patents are owned or licensed, the type of patent protection, the expiration dates, and applicable material jurisdictions, including any foreign jurisdiction.

Response: The Company acknowledges the Staff’s comment and revised the disclosures on pages 230 through 231.

The Company also respectfully submits that, as a biosimilar-focus company, as opposed to branded pharmaceutical companies, Alvotech does not rely on patents to derive value but rather on its ability to avoid infringement of intellectual property rights of third parties, including the originators of reference products. The Company therefore does not believe that Alvotech’s patents are material to its business strategy at the present time.

Facilities, page 221

40.

Please expand your disclosure here to include a description of the size and uses of each property as well as each property’s productive capacity and extent of utilization. Please also describe any environmental issues that may affect the company’s utilization of these assets. Refer to Item 4.D. of Form 20-F.

Response: The Company acknowledges the Staff’s comment and revised the disclosures on pages 241 through 242 by providing more information about the size and use of each facility and their utilization. The Company respectfully submits that it is not aware of, and does not anticipate, environmental issues that may affect Alvotech’s utilization of its facilities and has expanded the disclosure to include this.

Alvotech Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and development expenses, page 240

41.

Please disclose your research and development expenses by product candidate for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such, and provide a breakdown by nature of type of expense.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 257 and 261 to present Alvotech’s direct research and development program expenses by product candidate as well as indirect research and development expenses by nature of the type of expense for all periods presented.

Certain Alvotech Relationships and Related Person Transactions

Shareholder Convertible Loans, page 255

42.

We note your discussion of the various loan and financing agreements that you have in place. Please update your discussion of these various agreements to include additional disclosure regarding the basic terms of these agreement including tranches (if any), restrictive covenants on the conduct of your business (if any), the interest rate and maturity of the loan granted pursuant to the agreement and termination provisions. Please also file the agreements as exhibits or, alternatively, please explain why this disclosure and the filing of the agreements are not required.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 276 through 279. The Company further respectfully advises the Staff that on December 14, 2021, pursuant to the BCA Framework Agreement as described on pages 279 through 280 of the prospectus/proxy statement and filed as Exhibit 10.20, the shareholders converted the outstanding amounts under the convertible shareholder loans into Alvotech Class A Ordinary Shares. The shareholder loans were thereby terminated and, accordingly, the Company respectfully advises the Staff that the convertible shareholder loan agreements are not required to be filed as exhibits to the Registration Statement pursuant to Regulation S-K, Item 601 because the agreements are of immaterial significance within the meaning of Regulation S-K, Item 601(10)(b).

Management of Topco after the Business Combination, page 282

43.

Please clarify whether any person referred to here was selected as a director or member of senior management pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others. Refer to Item 6.A.5. of Form 20-F.

Response: The Company acknowledges the Staff’s comment, and respectfully informs the Staff that, pursuant to the Business Combination Agreement, one director will be appointed out of a list of candidates presented exclusively by OACB and the remaining directors will be appointed out of a list of candidates presented exclusively by Alvotech. The Company has amended the disclosure on page 304 accordingly.

Beneficial Ownership of Securities, page 310

44.	Please disclose the natural person or persons who exercise voting and/or dispositive control with respect to the securities owned by the entities listed in the table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 334 through 335 accordingly. The Company respectfully advises the Staff that it will complete the table by subsequent amendment to the Registration Statement.

Notes to the Consolidated Financial Statements

5. Revenue and other income

Out-license agreements, page F-79

45.

Please expand your disclosure to separately quantify upfront payments, milestone payments by type (e.g. development and regulatory) and the profit sharing range for each out-licensing agreement. Also, explain why your agreements with Fuji, as discussed on page 254, were omitted from this disclosure and explain how this outlicensing activity is consistent with your statement on page F-82 that “the increase in forecasted profit as per the 2020 ten-year forecast (was) largely driven by a significant number of new contracts with customers that were executed in 2020 with known milestone payments due at fixed times over the next ten years.” In this regard, explain the key terms governing these new contracts with your customers, particularly the nature of fixed timing for the associated milestone payments.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages F-79 and F-83 to:

•	Disclose and separately quantify upfront payments, milestone payments by type and the percentage of in-market sales expected to be earned from the Teva and STADA out-licensing agreements; and

•	Clarify that the expected payments from out-licensing agreements are due upon the achievement of various milestones and, therefore, are not due at fixed times over the next ten years.

The Company respectfully advises the Staff that any amounts due pursuant to the agreement with Fuji Pharma Co, LTD (“Fuji”) are not material to the financial statements for any of the periods presented in the Registration Statement. Specifically, the upfront payment earned under the agreement with Fuji represents less than 10% of revenue for the year ended December 31, 2020. Further, the Company may earn up to an aggregate of $37.0 million of consideration pursuant to the agreement with Fuji, which the Company concludes is not material in the context of the total potential consideration expected to be earned from all of the Company’s out-license contracts.

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 1 to the undersigned at (212) 479-6446, Michal Berkner of Cooley LLP at +44 (0) 20 7556 4321 or Divakar Gupta of Cooley LLP at (212) 479-6474.

Very truly yours,

/s/ Nicolas H.R. Dumont
Nicolas H.R. Dumont

cc:	Robert Wessman, Alvotech Lux Holdings S.A.S.

Tanya Zharov, Alvotech Lux Holdings S.A.S.

Michal Berkner, Cooley LLP

Divakar Gupta, Cooley LLP

Christian O. Nagler, Kirkland & Ellis LLP

Peter Seligson, Kirkland & Ellis LLP

Allison Gallagher, Kirkland & Ellis LLP